UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Kayne Anderson Acquisition Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

48661U201

(CUSIP Number)

March 30, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48661U201	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Tide Point Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) IA, PN

CUSIP No. 48661U201	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Tide Point Capital Management GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 48661U201	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Tide Point Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,901,331
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,901,331

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,901,331
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 48661U201	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Christopher Winham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 48661U201	13G	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer

Kayne Anderson Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

811 Main Street, 14th Floor, Houston, TX 77002

Item 2.

(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Tide Point Capital Management, LP (“TPCM”);
ii)	Tide Point Capital Management GP, LLC (“TPGP”);
iii)	Tide Point Master Fund, Ltd. (“TPMF”); and
iv)	Christopher Winham.

This Statement relates to Shares (as defined herein) held for the account of TPMF. TPCM serves as the investment manager for TPMF. This Statement also relates to Shares held for the account of another fund to which TPCM serves as investment manager (the “Fund”). As such, TPCM has been granted investment discretion and/or power to control the voting authority over portfolio investments, including the Shares, held for the account of TPMF and the Fund. TPGP is the general partner of TPCM. Christopher Winham is the managing member of TPGP.

(b)	Address of the Principal Office or, if none, residence

The address of the principal office of each Reporting Person is 1700 East Putnam Avenue, Suite 201, Old Greenwich, CT, 06870.

(c)	Citizenship

i)	TPCM is a Delaware limited partnership.
ii)	TPGP is a Delaware limited liability company.
iii)	TPMF is a Cayman Islands exempted company.
iv)	Christopher Winham is a United States citizen.

(d)	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Shares”)

(e)	CUSIP Number

48661U201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 48661U201	13G	Page 7 of 9 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

TPCM, TPGP and Christopher Winham may be deemed to be the beneficial owner of 2,000,000 Shares. TPMF may be deemed to be the beneficial owner of 1,901,331 Shares. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of its or his pecuniary interest therein.

(b)	Percent of class:

TPCM, TPGP and Christopher Winham may be deemed to be the beneficial owner of 5.7% of the total number of Shares outstanding. (Based upon information provided by the Issuer in its Form S-1/A filed with the Securities and Exchange Commission on March 27, 2017, 35,000,000 Shares are outstanding after giving effect to the offering described therein.) TPMF may be deemed to be the beneficial owner of 5.4% of the total number of Shares outstanding. (Based upon information provided by the Issuer in its Form S-1/A filed with the Securities and Exchange Commission on March 27, 2017, 35,000,000 Shares are outstanding after giving effect to thes offering described therein.)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote.

TPCM: 0 TPGP: 0 TPMF: 0 Christopher Winham: 0

	(ii)	Shared power to vote or to direct the vote.

TPCM: 2,000,000 TPGP: 2,000,000 TPMF: 1,901,331 Christopher Winham: 2,000,000

	(iii)	Sole power to dispose or to direct the disposition of.

TPCM: 0 TPGP: 0 TPMF: 0 Christopher Winham: 0

	(iv)	Shared power to dispose or to direct the disposition of.

TPCM: 2,000,000 TPGP: 2,000,000 TPMF: 1,901,331 Christopher Winham: 2,000,000

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 48661U201	13G	Page 8 of 9 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 48661U201	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2017	Tide Point Capital Management, LP

	By:	/s/ ChristopherWinham
Christopher Winham, Chief Investment Officer

TIDE POINT CAPITAL MANAGEMENT GP, LLC

	By:	/s/ Christopher Winham
Christopher Winham, Managing Member

TIDE POINT MASTER FUND, LTD.

	By:	/s/ Christopher Winham
Christopher Winham, Director

CHRISTOPHER WINHAM

	By:	/s/ Christopher Winham